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                             May 4, 2022

       Ori Gilboa
       Chief Executive Officer
       SaverOne 2014 Ltd.
       Em Hamoshavot Rd. 94
       Petah Tikvah, Israel

                                                        Re: SaverOne 2014 Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 2, 2022
                                                            File No. 333-263338

       Dear Mr. Gilboa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Prospectus Cover Page, page i

   1. Please revise your cover page and summary to clarify what securities are being offered and the details of your
offering. In particular, please:
                                                            Disclose the
quantity of ADSs and underlying ordinary shares that you are registering,
including those underlying all issuable warrants.
                                                            Clarify that both
the public units and pre-funded warrants are being registered under this registration
statement, including the ADSs and ordinary shares underlying both pre-funded warrants
and ordinary public warrants.
                                                            State that the
units and pre-funded warrants as part of the pre-funded units will not be listed on the
Nasdaq.
                                                            Clarify that
although the pre-funded units are designed for investors that are restricted
 Ori Gilboa
SaverOne 2014 Ltd.
May 4, 2022
Page 2
           from owning more than 4.99% of your ordinary shares to add a larger indirect equity stake, the warrants underlying the pre-funded units appear to still have 4.99%
           exercise limitation and will not be exercisable until 61 days after notice of exercise.
             Clarify if any insiders or company affiliates have indicated an intention to purchase pre-funded units.
             Discuss the risks associated with the pre-funded units.
Tax Treatment of Pre-Funded Warrants, page 100

2. You indicate your intention to treat the pre-funded warrants as prepaid forwards on ADSs for U.S. federal income tax purposes. In that regard, we note that assuming the correctness of such treatment, a U.S. Holder will be treated as the owner of the ADS upon delivery and the separation of components of each unit should not be a taxable event for
      U.S. federal income tax purposes. Please attribute this opinion to tax counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. Further, we note this section appears to erroneously describe the ordinary warrant included in the pre-funded unit as being exercisable into one ordinary share instead of one ADS. Please revise to clarify.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,
FirstName LastNameOri Gilboa
                                                             Division of
Corporation Finance
Comapany NameSaverOne 2014 Ltd.
                                                             Office of
Technology
May 4, 2022 Page 2
cc:       David Huberman, Esq.
FirstName LastName